

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 19, 2010

<u>Via U.S. Mail and Fax (27 0 11 476 2637)</u>
Mr. Craig Clinton Barnes
Chief Financial Officer
DRDGOLD Limited
299 Pendoring Avenue
Blackheath, Randburg, 2195
South Africa

> **Re: DRDGOLD Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed November 27, 2009**
> **File No. 0-28800**

Dear Mr. Barnes:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2009

Item 5A. Operating Results

Ore Reserves, page 80

1.   We note that you separately disclose ore reserves from the Ergo Joint Venture
        here, which is consistent with your disclosure on pages 27 and 28 of your filing.
        We also note that you discuss the results of your Ergo Joint Venture and
        ErgoGold operations on pages 21 and 50 on a combined basis. We further note
        that you consider ErgoGold and the Ergo Joint Venture to be separate operating
        segments and disclose their results separately on page F-51. Please clarify
        whether you consider these operations to be combined or independent operations
        and how your disclosure and reporting reflects the manner in which you manage
        this (these) operation(s). Please revise the disclosure in your filing to consistently
        discuss the business, operating results and reserve information from the Ergo
        project on a combined or separate basis. In addition, please explain where you
        report these reserves related to ErgoGold, as applicable.

Consolidated Statements of Comprehensive Income, page F-2

2.   We note that you have presented the amounts of your discontinued operations for
        each financial statement caption presented within your consolidated statements of
        comprehensive income and presented consolidated totals of your continuing and
        discontinued operations. Please tell us how you determined that your presentation
        complies with paragraph 82(e) of IAS 1, which requires you to present a single
        amount comprising the total of the post-tax profit and loss of discontinued
        operations.

Note 7. Income Tax, page F-22

3.   Please explain how you have fully complied with the disclosure requirement in
        IAS 12. Specifically, please address how you have satisfied the following
        disclosure requirements:

        •   The requirement to disclose the amount of income tax relating to each
            component of other comprehensive income pursuant to paragraph 81(ab) of
            IAS 12.
        •   The requirement to provide an explanation of the relationship between tax
            expense and accounting profit pursuant to paragraph 81(c) of IAS 12. It is not
            clear to us how your tax reconciliation on page F-23 reconciles to your
            applicable tax rate.

- • The average temporary differences associated with investments in subsidiaries, associates and joint ventures pursuant to paragraph 81(f) of IAS 12.
- • The amount of deferred tax income or expense recognized in profit and loss pursuant to paragraph 81(h) of IAS 12.

4.   Please explain why you did not have any deferred tax liabilities recorded at June 30, 2008 for property, plant and equipment, provisions, or for any other temporary differences. We note your disclosure on page F-40.

Note 12. Investments in Subsidiaries, page F-31

5.   Your disclosure on page F-35 states that you recorded R133 million to other comprehensive income upon the acquisition of ErgoGold, which represents the increase in the fair value of ErgoGold's net assets after the acquisition of the initial interest. Please clarify whether this amount represents the amount determined based on the remeasurement of your previously held equity interest pursuant to paragraph 42 of IFRS 3, and if so why you recorded the amount to other comprehensive income instead of recording it in profit or loss. We also noted in Note 16 of your Form 20-F for the year ended June 30, 2008 that you made a similar adjustment for your acquisition of Emperor. Please provide the same information requested for ErgoGold and tell us how you concluded it was appropriate the revaluation reserve associated with Emperor should be transferred directly to accumulated loss.

6.   Explain whether you had previously recorded any changes in the value of ErgoGold in other comprehensive income and if so, explain how you accounted for that amount when consolidating ErgoGold. We refer you to paragraph 42 of IFRS 3.

7.   We note that you recorded R180 million in other comprehensive income in fiscal year 2009 for the "revaluation of fixed assets through acquisition of subsidiary". Please further explain what this amount represents and how it was calculated.

Note 18. Equity of the Owners of the Parent, page F-35

8.   Please clarify the foreign operations that the R157 million recorded as foreign exchange translation reserve within revaluation and other reserves relates to as of June 30, 2009.

Note 22. Loans and Borrowings, page F-40

9.   We note your disclosure in Note 5 regarding the net gain on financial liabilities
        measured at amortized cost in the amount of R62 million. We also note the
        specific gain was a result of the extension of the repayment periods of Blyvoor
        and ERPM, in the amounts of R36.1 million and R27.2 million respectively,
        offset by a net loss at Crown of R1.3 million. Please tell us and provide specific
        disclosure why an extension of repayment resulted in these gains and how they
        were calculated.

Engineering Comments:

Ore Reserves page 30

11.   We note your drill/sample spacing is identical for proven and probable reserves
        for your Crown and Ergo Joint Venture operations. Please explain why these
        numbers are identical and identify the additional criteria used to distinguish
        between proven and probable reserves at your Crown and Ergo Joint Venture
        operations.

12.   Please forward to our engineer, as supplemental information and not as part of
        your filing, your competent persons report for your ERPM operation in South
        Africa which establishes the legal, technical, and economic feasibility of your
        materials designated as reserves, as required by Section C of Industry Guide 7 and
        Rule 12b-4 of the Exchange Act. To minimize the transfer of paper, please
        provide the requested information on a CD, formatted as Adobe PDF files and
        provide the name and phone number for a technical person our engineer may call,
        if he has technical questions about your reserves.

        In the event your company desires the return of this supplemental material, please
        make a written request with the letter of transmittal. Please note that you may
        request the return of this information pursuant to the provisions of Rule 418(b). If
        there are any questions concerning the above request, please phone Mr. John E.
        Coleman, Mining Engineer at (202) 551-3610.

Gold Production and Operating Costs page 67

   13. We note in your filing you state the initial grade at your ErgoGold operation is
        lower than forecasted due to metallurgical challenges which have been
        encountered and are currently being addressed by management. Please expand
        your filing by discussing the nature of these metallurgical challenges and the
        actions currently being taken to address these challenges.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Bob Carroll at (202) 551-3362, or Chris White, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 if you have questions on the engineering comments, or me at (202) 551-3745 with any other questions.

                             Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director